UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2011

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from                    to

Commission File Number 0-13928

U.S. Global Investors, Inc. 401(k) Plan

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

U.S. GLOBAL INVESTORS, INC.

7900 Callaghan Road

San Antonio, Texas 78229

Telephone Number: 210-308-1234

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

U.S. Global Investors, Inc. 401(k) Plan

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U.S. Global Investors, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits (Unaudited)

	December 31, 2011	December 31, 2010
Assets
Investments, at fair value:
Participant-directed investments	$5,157,584	$5,836,943
Profit sharing managed pool	1,270,726	1,274,039

Total investments	6,428,310	7,110,982

Receivables:
Employer contribution	406,825	307,378
Participant contributions	12,989	14,172
Participant loans	121,805	117,238
Interest and dividends	287	327

Total receivables	541,906	439,115

Total assets	6,970,216	7,550,097

Liabilities	—	—

Net assets available for benefits	$6,970,216	$7,550,097

The accompanying notes are an integral part of these financial statements.

U.S. Global Investors, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits (Unaudited)

Year Ended December 31, 2011
Additions:
Additions to net assets attributed to:
Interest and dividend income	$56,505

Contributions:
Participants	446,627
Employer	632,972

1,079,599

Total additions	1,136,104

Deductions:
Deductions from net assets attributed to:
Net depreciation in fair value of investments	1,148,905
Benefits paid to participants	566,380
Administrative expenses	700

Total deductions	1.715,985

Net decrease in net assets available for benefits	(579,881)

Net assets available for benefits:
Beginning of year	7,550,097

End of year	$6,970,216

The accompanying notes are an integral part of these financial statements.

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

1.	Description of Plan

U.S. Global Investors, Inc. (the “Company” or “USGI”) is a publicly held investment advisory company headquartered in San Antonio, Texas, with less than 100 employees.

USGI’s class A common stock trades on NASDAQ under the symbol “GROW.”

The following description of the U.S. Global Investors, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who have completed 250 hours of service within the three-month time period following employment date (prior to January 1, 2011, this requirement was 500 hours of service within the six-month time period), or one year of service (minimum 1,000 hours). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

USGI is the Plan sponsor and administrator. BOKF, NA, a wholly owned subsidiary of BOK Financial Corporation, is the trustee, holds the Plan’s investments in trust and performs recordkeeping and certain administrative services for the Plan. Prior to 2011, Bank of Texas, N.A. was trustee. On January 1, 2011, Bank of Texas, N.A. and Bank of Oklahoma, N.A. merged with other affiliated banks that were wholly owned by BOK Financial Corporation into BOKF, NA.

Participation

Participation in the Plan is voluntary. Eligible employees may enroll on any entry date (January 1, April 1, July 1 or October 1) after meeting the eligibility requirements.

Contributions

Participants may contribute a percentage of their compensation up to annual limitations set by law. The limitation for 2011 was $16,500 with an additional $5,500 catch-up contribution for participants age 50 or older. These contributions are withheld from a participant’s payroll and contributed to the Plan as a salary deferral. There are two types of salary deferrals: regular 401(k) deferrals and Roth 401(k) deferrals.

The Plan operates as a “safe harbor 401(k) plan.” As such, the Company will make a matching contribution equal to 100% of the salary deferrals that do not exceed 3% of a participant’s compensation plus 50% of the salary deferrals between 3% and 5% of the participant’s compensation. The Company match is calculated and funded each pay period; it is allocated at the time of remittance according to each participant’s investment selections.

The Plan has an automatic enrollment feature whereby, upon eligibility, the Company will withhold 2% of a participant’s compensation each payroll period to contribute to the Plan on a pre-tax basis. The default investment is the Fidelity Balanced Fund. A participant may elect at any time to select an alternative deferral amount or investment or not to defer.

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

The Company may also make a discretionary profit-sharing contribution to the Plan that would be allocated to each eligible employee based on compensation. A participant must be actively employed on the last day of the Plan year to be eligible to receive a share of the profit-sharing contribution. The profit-sharing contribution is invested in a balanced pool of investments managed by the Company. The Company made a $400,000 discretionary contribution for 2011, which was remitted to the Plan subsequent to December 31, 2011, and accordingly, is included as a receivable in the accompanying statements of net assets available for benefits. The Company also made a $300,000 discretionary contribution for 2010 that was funded in 2011.

Any participant can make rollover contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately and always 100% vested in their entire account balance, including salary deferrals, Company contributions and actual earnings thereon.

Participant-Directed Investment Options

With the exception of the Profit Sharing Managed Pool, investments of the Plan are participant directed. A participant may direct contributions to and may transfer existing account balances between any of the following investment options.

U.S. Government Securities Savings Fund*

Vanguard Intermediate-Term Treasury Fund

Fidelity Balanced Fund

MAP Target 2020 Fund

MAP Target 2030 Fund

MAP Target 2040 Fund

MAP Target 2050 Fund

All American Equity Fund*

Holmes Growth Fund*

Global MegaTrends Fund*

Global Resources Fund*

World Precious Minerals Fund*

Gold and Precious Metals Fund*

Eastern European Fund*

Global Emerging Markets Fund*

China Region Fund*

U.S. Global Investors, Inc. Stock Fund (the “Stock Fund”)

*	Fund is in the U.S. Global Investors Funds series managed by USGI.

With the exception of the MAP Target Date Funds and the Stock Fund, all investment options are open-end mutual funds.

The MAP Target Date Funds, which are common trust funds, were added as investment options in 2010. BOKF, NA (formerly Bank of Oklahoma, N.A.), a wholly owned subsidiary of BOK Financial Corporation, is trustee and custodian of these funds.

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

The Stock Fund is a unitized fund, which means participants do not own shares of Company stock directly but rather own an interest in the unitized fund. The fund consists of class A common stock of the Company and a money market mutual fund for liquidity purposes. The value of a unit reflects the combined value of the Company stock and cash equivalents held by the fund. The Plan owns the underlying assets of shares in common stock and the money market mutual fund.

Participants may change their investment options and transfer amounts between investment options daily (current employees must comply with the Company’s Code of Ethics in making any such changes or transfers).

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or a rollover to another qualified plan or IRA. If the account value is between $1,000 and $5,000, the Plan administrator will roll the balance over to an IRA, unless the participant instructs to receive a lump-sum amount or rollover to another qualified account. If the account value exceeds $5,000, the participant must consent to the distribution before it can be made.

Distributions prior to termination of service are allowed under certain circumstances.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. The loan is secured by the balance in the participant’s account and bears interest at prime plus 1%. As of December 31, 2011, interest rates on outstanding participant loans ranged from 4.25% to 9.25% and maturity dates ranged from February 2012 to September 2016. Principal and interest is paid ratably through payroll deductions. Interest income from participant loans is included in Interest and Dividend Income.

Administrative Expenses

BOKF, NA receives compensation for its services in the form of quarterly administration fees and transaction fees. USGI voluntarily pays the quarterly administrative fees on behalf of the Plan. USGI paid plan administrative fees of $42,363 for the year ended December 31, 2011. Transaction fees relating to individual participant transactions, such as distribution and loan origination fees, are deducted from the respective participant’s account.

2.	Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

Investment Valuation

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Contributions

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings. Matching Company contributions are recorded in the same period.

The discretionary Company profit-sharing contribution is funded annually, if made, and recorded in the applicable plan year.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements. This update required a number of new disclosures, including disclosures of significant transfers into and out of Levels 1 and 2 and the reasons for such transfers, and requires information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. It also clarified existing fair value disclosures about the level of disaggregation, inputs and valuation techniques. Except for the detailed Level 3 reconciliation disclosures, the guidance in the ASU was effective for annual and interim reporting periods in fiscal years beginning after December 15, 2009, and was adopted for the 2010 Plan year. The new disclosures for Level 3 activity were effective for annual and interim reporting periods in fiscal years beginning after December 15, 2010. As the Plan did not hold investments classified as Level 3, the adoption of this new guidance did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 is effective for reporting periods beginning on or after December 15, 2011, with prospective application required. The Plan is currently evaluating the effect that adoption will have on its financial statements.

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

3.	Plan Trustee

BOKF, NA (formerly the Bank of Texas, N.A.) is the Plan trustee and holds the Plan’s investments in trust. It also performs recordkeeping and certain administrative services for the Plan. BOKF, NA receives compensation from the Company for its services and certain transaction fees from participants.

4.	Investments

The Plan’s investments, which are set forth in the following table, are held in a bank-administered trust fund. Investments that represent 5 percent or more of the Plan’s net assets available for benefits are identified with the * symbol.

	December 31, 2011		December 31, 2010
U.S. Government Securities Savings Fund	$827,235	*	$875,803	*
Vanguard Intermediate-Term Treasury Fund	214,902		146,262
Fidelity Balanced Fund	339,112		164,839
All American Equity Fund	319,383		296,117
Holmes Growth Fund	473,387	*	488,737	*
Global MegaTrends Fund	120,046		126,453
Global Resources Fund	393,934	*	547,112	*
World Precious Minerals Fund	209,434		364,863
Gold and Precious Metals Fund	163,398		180,737
Eastern European Fund	248,459		344,308
Global Emerging Markets Fund	147,889		253,852
China Region Fund	190,218		265,809
MAP Target 2020 Fund	28,898		111
MAP Target 2030 Fund	59,516		111
MAP Target 2040 Fund	6,468		111
MAP Target 2050 Fund	59,732		10,911
Stock Fund	1,355,573	*	1,770,807	*
Profit Sharing Managed Pool[1]	1,270,726	*	1,274,039	*

	$6,428,310		$7,110,982

[1]	Nonparticipant-directed

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended
December 31, 2011
Mutual funds	$(582,679)
Common trust funds	777
Stock Fund	(389,327)
Profit Sharing Managed Pool	(177,676)

$(1,148,905)

5.	Nonparticipant-Directed Investments

The Profit Sharing Managed Pool is a nonparticipant-directed investment managed by the Company. Information about the net assets and the significant components of the changes in net assets relating to the Profit Sharing Managed Pool is as follows:

	December 31, 2011	December 31, 2010
Net Assets:
Mutual funds[1]	$1,196,568	$1,242,518
Cash equivalent	74,153	31,521
Dividends receivable	5	—

	$1,270,726	$1,274,039

Year Ended
December 31, 2011
Changes in Net Assets:
Employer contribution	$300,000
Dividends	14,132
Net depreciation	(191,808)
Net loan activity	471
Benefits paid to participants	(126,108)

$(3,313)

[1]	Mutual fund investments of the Profit Sharing Managed Pool consist of funds identified as managed by USGI in Note 1.

6.	Fair Value Measurements

The Plan’s financial instruments consist primarily of mutual funds, target date funds organized as common trust funds, the Company Stock Fund and a profit sharing managed pool. Three levels of inputs are used to measure the fair value of Plan investments:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities

•	Level 2 – Significant observable inputs (including quoted prices for similar assets and liabilities in active markets).

•	Level 3 – Significant unobservable inputs (for example, cash flow modeling inputs based on assumptions). As of December 31, 2011 and 2010, the Plan did not hold any Level 3 investments.

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds: Valued at the net asset value (“NAV”) of shares held at year-end. The funds are traded on an active market.

Common trust funds: Valued using the NAV provided by the trustee of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of units outstanding. Underlying assets consist of investments traded on active markets. These funds permit daily redemption of units.

Stock Fund: Valued using quoted market price of stock, plus the value of any cash equivalent.

Profit Sharing Managed Pool: Valued at the NAV of shares in mutual funds held at year-end, plus the value of any cash equivalent.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan’s investments at fair value by level, within the fair value hierarchy, at December 31, 2011, and 2010:

	Investment Assets at Fair Value at December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$827,235	$—	$—	$827,235
Fixed income fund	214,902	—	—	214,902
Balanced fund	339,112	—	—	339,112
Growth fund	473,387	—	—	473,387
Domestic equity fund	319,383	—	—	319,383
Resource funds	766,766	—	—	766,766
International equity funds	706,612	—	—	706,612

	3,647,397	—	—	3,647,397
Common trust funds:
Target date funds	—	154,614	—	154,614
Stock Fund	1,355,573	—	—	1,355,573
Profit Sharing Managed Pool	1,270,726	—	—	1,270,726

Total	$6,273,696	$154,614	$—	$6,428,310

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

	Investment Assets at Fair Value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$875,803	$—	$—	$875,803
Fixed income fund	146,262	—	—	146,262
Balanced fund	164,839	—	—	164,839
Growth fund	488,737	—	—	488,737
Domestic equity fund	296,117	—	—	296,117
Resource funds	1,092,712	—	—	1,092,712
International equity funds	990,422	—	—	990,422

	4,054,892	—	—	4,054,892
Common trust funds:
Target date funds	—	11,244	—	11,244
Stock Fund	1,770,807	—	—	1,770,807
Profit Sharing Managed Pool	1,274,039	—	—	1,274,039

Total	$7,099,738	$11,244	$—	$7,110,982

There were no transfers in or out of Levels 1, 2 or 3 during the periods.

There are no Plan liabilities required to be recorded at fair value at December 31, 2011.

7.	Parties-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of mutual funds managed by USGI. Because USGI is the Plan administrator as defined by the Plan and the Plan sponsor, these transactions qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment management services. Fees and expenses paid by the mutual funds are reflected as a reduction of the return earned on each fund.

The Stock Fund includes class A common stock of USGI. Since USGI is the Plan administrator and sponsor, investments involving USGI stock qualify as party-in-interest transactions. The Stock Fund purchased 4,200 shares of USGI class A common stock with an aggregate cost of $27,631 during 2011. There were no sales. The market value of USGI class A common stock held in the Stock Fund at December 31, 2011, was $1,280,048 (212,280 shares).

Participant loans are also considered party-in-interest transactions.

Because cash in the Plan is invested in a mutual fund managed by Cavanal Hill Investment Management, Inc., a wholly owned subsidiary of BOKF, NA, these transactions qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment in this mutual fund. Fees and expenses paid by the mutual fund are reflected as a reduction of the return earned on the fund.

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

BOKF, NA (formerly Bank of Oklahoma, N.A.) is the trustee and custodian for the MAP target date funds; transactions in these common trust funds also qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment in the MAP funds. Fees and expenses paid by the common trust funds are reflected as a reduction of the return earned on each fund.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

9.	Tax Status

The Plan is qualified and the trust established under the Plan is exempt from federal income taxes as provided by the appropriate sections of the Internal Revenue Code (“IRC”). As of December 31, 2011, the Plan does not have a determination letter from the Internal Revenue Service (“IRS”) confirming its exemption from federal income tax and its status as a qualified trust. The Plan has adopted the Bank of Oklahoma, N.A. Prototype Non-Standardized Profit Sharing Plan with CODA, which has received a favorable opinion letter from the IRS dated March 31, 2008, stating that the prototype is designed in accordance with the applicable sections of the IRC. The Plan has since been amended but the Plan administrator and management believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been recorded.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or are expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to tax examinations for years prior to 2008.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. If parties to the financial instruments failed to perform, the maximum accounting loss incurred by the Plan would be the fair value of the investments as stated on the Statements of Net Assets Available for Benefits.

Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

11.	Subsequent Events

The Plan has evaluated for disclosure any subsequent events through the date these financial statements were issued.

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the U.S. Global Investors, Inc. 401(k) Plan has duly caused this annual report to be signed on behalf of the U.S. Global Investors, Inc. 401(k) Plan by the undersigned, thereunto duly authorized.

U.S. Global Investors, Inc. 401(k) Plan
Date: June 28, 2012
	By:	/s/ Catherine A. Rademacher

	Name:	Catherine A. Rademacher
	Title:	Chief Financial Officer of
U.S. Global Investors, Inc.
Plan Administrator